UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2013

BGS ACQUISITION CORP.
Olazabal 1150
Ciudad Autonoma de Buenos Aires
Argentina 1428
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

IMPORTANT NOTICES

The planned tender offer for the ordinary shares of BGS Acquisition Corp. (the “Company” or “Parent”) to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Company ordinary shares will be made pursuant to an offer to purchase and related materials that the Company intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, the Company will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of the Company are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition.

This Report of Foreign Private Issuer including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Black Diamond Holdings, LLC’s (“Black Diamond”) or any of Black Diamond’s subsidiaries’ or portfolio companies’ (together with Black Diamond, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Black Diamond’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company and Black Diamond may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which Black Diamond is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting Black Diamond’s revenue and profitability; Black Diamond’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; and general economic conditions. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company or Black Diamond. Neither the Company nor Black Diamond assumes any obligation to update any forward-looking statements.

Entry Into a Material Definitive Agreement

On June 26, 2013, BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“Parent,” or the “Company”), BGS Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), Black Diamond Holdings LLC, a Colorado limited liability company (“Black Diamond” or “Target”), all of the Class A members of Black Diamond (the “Class A Members”), certain Preferred Members of Black Diamond (“Preferred Members” and together with the Class A Members, the “Members”) and Black Diamond Financial Group, LLC, a Delaware limited liability company and the manager of Black Diamond (the “Manager”), entered into a Merger and Share Exchange Agreement (the “Agreement”).

Black Diamond acquires controlling interests in and actively manages small and development-stage companies. Black Diamond currently owns and manages certain businesses as its subsidiaries, and holds minority interests in several portfolio companies.

Black Diamond’s subsidiaries and portfolio companies are engaged in the following lines of business:

•	The exploration and development of gold mineral properties in Montana (Eastern Resources Inc. through Elkhorn Goldfields LLC);

•	The automated genotyping testing services for pharmaceutical and medical researchers (Transnetyx Holdings Corp.);

•	The development of the proprietary Charfuel® Coal Refining Process that uses only raw coal and air to produce gasoline and other products associated with oil refining (Carbon Fuels LLC);

•	The global distribution of enterprise software systems for managing and planning the physical assets of datacenters (Rackwise Inc. and Rackwise Funding LLC);

•	The operation of online wine retailer (RB Newco Inc. dba Barclays);

•	The exploration and development of nickel mineral properties in Paraguay (Sagaciore LLC);

•	The design and production of out of home video games and casino gaming products (GlobalVR Inc.);

•	The development of a proprietary oil & gas and mineral detection technology (Subterranean Mapping Systems LLC); and

•	The development of a proprietary volatility model for stock options trading (Quant Strategies LLC).

Acquisition of Target

Upon the closing of the transactions contemplated in the Agreement (the “Closing”), the Class A Members will transfer all of the Class A units of Black Diamond (the “Class A Units”) to the Purchaser in exchange for 40,000,000 shares of common stock of Purchaser (“Purchaser Common Stock”) and, assuming all of Preferred Members are exchanging all of the preferred units of Black Diamond (the “Preferred Units”), then such Preferred Members will transfer such Preferred Units to the Purchaser in exchange for (1) 25,700 bonds convertible into 2,570,000 shares of Purchaser Common Stock and (2) 2,570,000 warrants entitling the holders thereof to purchase 2,570,000 shares of Purchaser Common Stock for $11.00 per share (the “Acquisition”).

Redomestication Merger

Immediately prior to the Acquisition, Parent will be merged with and into Purchaser, the separate corporate existence of Parent will cease and Purchaser will continue as the surviving corporation (the “Redomestication Merger”). In connection with the Redomestication Merger, Parent’s issued and outstanding capital stock will be converted as follows:

•	Each ordinary share of Parent (“Parent Ordinary Share”) will be converted automatically into one share of Purchaser Common Stock;

•
Each warrant to purchase one ordinary share of Parent (“Parent Warrant”) will be converted into one substantially equivalent warrant (“Purchaser Warrant”) to purchase one share of Purchaser Common Stock for a purchase price of $11.00 per share;

•
The 1,333,333 Parent Ordinary Shares that are subject to vesting based on certain Parent Ordinary Share closing price hurdles will be cancelled and converted automatically into 666,667 shares of Purchaser Common Stock, 166,667 of which will have a vesting hurdle of $12.00 per share, 166,667 of which will have a vesting hurdle of $13.50 per share, 166,667 of which will have a vesting hurdle of $15.00 per share, and 166,666 of which will have a vesting hurdle of $17.00 per share;

•
At Purchaser’s sole option, each of the Parent Warrants owned by the sponsor or the underwriter of Parent’s initial public offering (the “Parent Sponsor/Underwriter Warrants”) will be either (i) repurchased at a purchase price of $0.50 per Parent Sponsor/Underwriter Warrant, or (ii) converted into one-twentieth (1/20) of a share of Purchaser Common Stock, one-half (1/2) of which will have a vesting hurdle of $12.00 per share and one-half (1/2) of which will have a vesting hurdle of $13.50 per share; and

•	Each unit purchase option of Parent will be converted into one substantially equivalent unit purchase option of Purchaser.

Warrantholder Approval

Prior to the consummation of the transactions contemplated by the Agreement, the holders of warrants to purchase ordinary shares of Parent must approve an amendment to such warrants in order to permit them to become exercisable for Purchaser Common Stock at a purchase price of $11.00 (the “Warrantholder Approval”).

Representations and Warranties

In the Agreement, Target, the Class A Members and the Manager (collectively, the “Representing Parties”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) proper corporate organization of Target and its subsidiaries and portfolio companies and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure and title to units; (e) accuracy of charter documents and corporate records; (f) related-party transactions; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) material contracts; (l) insurance; (m) licenses and permits; (n) compliance with laws, including those relating to foreign corrupt practices and money laundering; (o) ownership of intellectual property; (p) absence of warranty claims; (q) employment and labor matters; (r) taxes and audits; (s) environmental matters; (t) brokers and finders; (u) investment representations and transfer restrictions; (v) that Target is not an investment company; and (w) other customary representations and warranties.

In the Agreement, Parent makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) non-contravention, (d) finders’ fees; (e) capital structure; (f) validity of share issuance; (g) trust fund amount; and (g) validity of Nasdaq SmallCap Market listing; and (h) SEC filing requirements.

Conduct Prior to Closing; Covenants

The Representing Parties have agreed to cause Target, and to use their best efforts to cause Target’s subsidiaries and portfolio companies, to operate the business in the ordinary course, consistent with past practices, prior to the Closing (with certain exceptions) and not to take certain specified actions without the prior written consent of Parent.

The Agreement also contains covenants of the Representing Parties providing for:

•
Target and its subsidiaries and portfolio companies to provide access to their books and records and providing information relating to Target’s business to Purchaser, its counsel and other representatives;

•
except as otherwise provided for in the Agreement, each of the Representing Parties not to, directly or indirectly, solicit, initiate or participate in discussions or negotiations with, or provide any information to or cooperate in any manner with any person, other than Purchaser, concerning the sale of all or any part of Target’s business, any of Target’s assets, Target’s units or any capital stock, membership interests or other securities of Target or its subsidiaries or consummate any such transaction or accept any offer or agree to engage in any such transaction;

•
Target to deliver monthly, quarterly and annual summaries of its earnings and an unaudited balance sheet for the period from March 31, 2013 through the end of such month, quarter or year and the applicable comparative period in the preceding year;

•
the Manager to ensure that, on or prior to closing, certain key personnel enter into confidentiality and non-solicitation agreements, and that Target and the Manager will use their best efforts to enter into labor agreements with each of its employees to the extent required by applicable law;

•
except as otherwise provided for in the Agreement, the Members and Target to terminate all loans and guarantees by Target for the benefit of each of the Members, Target’s and its subsidiaries’ officers, and directors, and any of their respective affiliates, prior to the closing date of the Acquisition; and

•
Target to deliver to Parent and Purchaser, within 60 days of the execution of the Agreement, the audited consolidated financial statements of Target and its subsidiaries for the fiscal year ended December 31, 2012 and interim consolidated financial statements of the Company and its subsidiaries for the three month interim period ended March 31, 2013.

Conditions to Closing

General Conditions

Consummation of the Agreement and the acquisition is conditioned on (a) the absence of any order, stay, judgment or decree by any government agency or any pending or threatened litigation seeking to enjoin, modify, amend or prohibit the Acquisition; (b) the SEC declaring the Registration Statement effective and (c) delivery of all transaction documents by each of the parties.

Representing Parties’ Conditions to Closing

The obligations of the Representing Parties to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon (i) Parent and Purchaser complying with all of their respective obligations required to be performed by them pursuant to the required covenants in the Agreement, (ii) the representations and warranties of Parent being true on and as of the closing date of the Acquisition and (iii) execution of a registration rights agreement by Purchaser to register all unregistered securities issued in connection with the Acquisition.

Parent’s and Purchaser’s Conditions to Closing

The obligations of Parent and Purchaser to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•
the representations and warranties of the Representing Parties being true on and as of the closing date of the acquisition and each of the Representing Parties complying with all required covenants in the Agreement;

•	there having been no material adverse effect to Target’s business, regardless of whether it involved a known risk;

•	Purchaser being satisfied with the results of its review of Target’s business, units and that of its subsidiaries and portfolio companies.

•	receipt by Purchaser of certain third party consents, and outstanding permits;

•	receipt by Purchaser of a general release of all claims by the Class A Members against Target and its subsidiaries and portfolio companies and their officers, directors, employees and affiliates;

•	Purchaser receiving a legal opinion from Target’s counsel;

•	Parent and Purchaser having received final disclosure schedules to the Agreement; and

•	the holders of warrants to purchase ordinary shares of Parent shall have approved an amendment to their warrants as discussed in more detail under the section entitled “Warrantholder Approval.”

Termination

The Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Parent’s shareholders, by:

•	Either Purchaser or Target if the closing has not occurred by September 26, 2013;

•
Purchaser, if Target or any Member has materially breached any representation, warranty, agreement or covenant contained in the Agreement and such breach has not been cured within fifteen days following the receipt by Target or any Member, as applicable, of Purchaser’s written notice to terminate the Agreement; or

•
Target, if Purchaser has materially breached any representation, warranty, agreement or covenant contained in the Agreement and such breach has not been cured within fifteen days following the receipt by the Purchaser of Target’s written notice to terminate the Agreement.

Indemnification

Until the third anniversary of the date of the Agreement, the Representing Parties have agreed, jointly and severally, to indemnify the Purchaser and its affiliates from any damages arising from (a) any breach of any representation, warranty or covenant made by the Representing Parties, (b) any actions by any third parties with respect to Target’s business for any period on or prior to the closing date, (c) the violation of any laws in connection with or with respect to the operation of the business on or prior to the closing date, (d) any claims by any employee of Target or any of its subsidiaries or portfolio companies, (e) any taxes attributable to the period prior to closing or (f) any sales, use, transfer or similar tax imposed on Purchaser or its affiliates as a result of the transactions contemplated by the Agreement. The indemnification obligations of the Representing Parties are capped at the amount of cash held by Purchaser immediately following the effectiveness of the Redomestication Merger.

Until the third anniversary of the date of the Agreement, Parent and Purchaser have agreed to indemnify the Representing Parties and their affiliates from any damages arising from any breach of any representation, warranty or covenant made by Parent or Purchaser. Subject to an increase based on the total exercise price of Purchaser Warrants exercised after the closing, the indemnification obligations of Parent and Purchaser are capped at the amount of cash held by Purchase immediately following the effectiveness of the Redomestication Merger.

Item 8.01. Other Events

On June 27, 2013, the Company issued a press release announcing its entry into the Agreement. The press release is attached as Exhibit 99.1

Item 9.01. Financial Statements and Exhibits

(c)	Exhibits:

	Exhibit No.	Description

	99.1	Press Release dated June 27, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2013	BGS ACQUISITION CORP.

	By:	/s/ Cesar Baez
Name: Cesar Baez Title: Chief Executive Officer